UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On December 21, 2023, Linkage Global Inc (the “Company”) closed its initial public offering (the “IPO”) of 1,500,000 ordinary shares, par value $0.00025 per share (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-274326), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 1, 2023, as amended, and declared effective by the SEC on December 18, 2023. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “LGCB” on December 19, 2023.

In connection with the IPO, the Company entered into an underwriting agreement, dated December 18, 2023, with EF Hutton LLC (“EF Hutton” or “Representative”), the sole book-running manager relating to the IPO, a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

On December 21, 2023, the Company also issued to the Representative warrants to purchase up to 45,000 Ordinary Shares, a copy of which is attached as Exhibit 4.1 hereto and incorporated herein by reference.

In connection with the IPO, the Company issued a press release on December 18, 2023 announcing the pricing and trading of the IPO and a press release on December 21, 2023 announcing the closing of the IPO, respectively.

Copies of the final Representative’s Warrant, Underwriting Agreement, and the two press releases are attached hereto as Exhibits 4.1, 10.1, 99.1 and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: December 26, 2023	By:	/s/ Zhihua Wu
	Name:	Zhihua Wu
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description
4.1	Representative’s Warrant
10.1	Underwriting Agreement dated December 18, 2023 by and between the Company and the Representative
99.1	Press Release on Pricing and Trading of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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